Act: 34
Section:
Rule: 12h-3
Public
Availability: 10-15-04
-1278263

Response of the Office of Chief Counsel
Division of Corporation Finance

04048911

October 15, 2004

Re: ATX Group, Inc.
Incoming letter dated October 15, 2004

Based on the facts presented, it is the Division's view that the effectiveness of ATX Group's registration statement on Form S-1 during the fiscal year ending September 30, 2004, would not preclude ATX Group from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and ATX Group has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2004

Quentin Collin Faust
Andrews Kurth LLP
1717 Main Street
Suite 3700
Dallas, Texas 75201

Re: ATX Group Inc.

Dear Mr. Faust:

In regard to your letter of October 15, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

ANDREWS
ATTORNEYS KURTH LLP

1717 Main Street, Suite 3700
Dallas, Texas 75201
214.659.4400 Phone
214.659.4401 Fax
andrewskurth.com

Quentin Collin Faust
214.659.4589 Direct
214.659.4828 Fax
qfaust@andrewskurth.com

October 15, 2004

Securities Exchange Act of 1934
Sections 15(d) and 12(h) and Rule 12h-3

VIA FEDERAL EXPRESS

Division of Corporate Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Zimmerman

Re: *ATX Group, Inc.—No Action Request*
Commission File No. 333-133423

Dear Ladies and Gentlemen:

On behalf of ATX Group, Inc., a Delaware corporation ("ATXG"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in ATXG's view that the effectiveness of ATXG's registration statement on Form S-1 during the fiscal year ending December 31, 2004 would not preclude ATXG from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending ATXG's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which ATXG's registration statement on Form S-1 became effective (*i.e.*, the fiscal year ending December 31, 2004). Alternatively, we request an exemption for ATXG from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. This letter amends and restates ATXG's prior request for a no-action letter, which was submitted to the Staff by letter dated July 26, 2004, as updated by letter dated September 2, 2004.

Factual Background

On March 9, 2004, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), ATXG filed a registration statement on Form S-1 (Reg. No. 333-113423), as most recently amended on July 1, 2004 (the "Registration Statement"), which proposed an initial public offering (the "Initial Public Offering") of up to 5,000,000 shares of ATXG's common stock, par value $.01 per share (the "Common Stock"). ATXG also filed a registration statement on Form 8-A under the Exchange Act registering its Common Stock under Section 12(g) of the Exchange Act (the "Form 8-A Registration Statement") on July 16, 2004. Each of the Registration Statement and the Form 8-A Registration Statement were declared effective on July 22, 2004. ATXG expected that the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act.

However, after discussion with J.P. Morgan Securities Inc., the managing underwriter for the Initial Public Offering, ATXG decided to withdraw the Initial Public Offering due to market conditions. As a result of its decision to withdraw the Initial Public Offering, ATXG has not taken any further action with respect to the Initial Public Offering. ATXG has not issued and will not issue any shares of Common Stock pursuant to the Registration Statement. On July 27, 2004, ATXG filed with the Commission a letter requesting withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act.

As of the date of the effectiveness of the Registration Statement, ATX was poised to complete a reincorporation merger with ATX Technologies, Inc., a Texas corporation ("ATX-Tech") to become effective contemporaneously with the closing and funding of the Initial Public Offering. In the merger all of the shares of common and preferred stock of ATX-Tech were to have been exchanged for shares of ATXG Common Stock. As neither the merger nor the Initial Public Offering were consummated, the capital structure of both ATX-Tech and ATXG remain unchanged. There are 69 record holders of ATX-Tech common stock, one holder of its Series A Convertible Preferred Stock, two holders of its Series B Convertible Preferred Stock, one holder of its Series C Convertible Preferred Stock, and one holder of its Series D Convertible Preferred Stock. The outstanding shares of ATXG Common Stock continue to be held beneficially and of record by a total of only one holder, ATX-Tech, which acquired its stock privately without registration under the Securities Act. Because the outstanding Common Stock is held of record by less than 300 persons, on July 27, 2004 ATXG filed a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and Rule 12g-4(a)(1)(i) thereunder. In accordance with Rule 12g-4(b), ATXG's obligation under Section 12(g) to file reports pursuant to Section 13(a) of the Exchange Act was suspended immediately upon the filing of the certification of Form 15.

Due to the termination of its Exchange Act reporting obligations under Section 12, the Company has become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all shares of ATXG's common stock that are issued and outstanding are held beneficially and of record by fewer than 300 stockholders, who acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes ATXG from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, ATXG hereby requests that a no-action letter be issued advising us that the Staff concurs in ATXG's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2004 would not preclude ATXG from utilizing Rule 12h-3 under the Exchange Act, suspending ATXG's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004).

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require ATXG to file any Section 13(a) periodic reports merely because the Registration Statement became effective during 2004.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Even though the Registration Statement was declared effective, the Initial Public Offering was not consummated and ATXG has withdrawn the Registration Statement pursuant to Rule 477 under the Securities Act. As a result, no securities of the Company were sold to the public pursuant to the Registration Statement, nor are there any public stockholders of ATXG. Therefore, because ATXG has no "investing public" to which information about its activities through the end of the fiscal year 2004 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." In ATXG's case, the burdens imposed by the application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on ATXG and would involve significant management efforts. Because ATXG has no public stockholders and no purchasers in a registered public offering, the investing public would derive no benefit from requiring ATXG to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of circumstances similar to ATXG's circumstances, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g., Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004), Medco Health Solutions, Inc., Lexis 699 (August 13, 2002); NOMOS Corporation, Lexis 786 (November 12, 2002); NeoGenesis Pharmaceuticals, Inc., Lexis 311 (April 1, 2002); OMP, Inc., Lexis 442 (April 2, 2001); Enfinity Corporation, Lexis 1012 (November 30, 1998); Coral Systems, Inc., Lexis 481 (March 31, 1997).* Consequently, ATXG hereby requests that a no-action letter be issued advising us that the Staff concurs in ATXG's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2004 would not preclude ATXG from utilizing Rule 12h-3 under the Exchange Act, suspending ATXG's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In ATXG's case, the investing public derives no benefit from requiring ATXG to file periodic reports required by Section 13(a) of the Exchange Act because ATXG has fewer than 300 shareholders and there have been no purchasers in a registered public offering. Moreover, the burden of imposing Exchange Act reporting obligations on ATXG would be substantial.

In light of the foregoing, we request, on behalf of ATXG, that the Staff issue a no-action advising us that the Staff concurs in ATXG's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2004 would not preclude ATXG from utilizing Rule 12h-3 under the Exchange Act, suspending ATXG's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004). Alternatively, we request on behalf of ATXG an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports.

If you have questions with respect to this request or require additional information, please contact the undersigned at (214) 659-4589. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Securities Act Release No. 33-6269 (Dec. 5, 1980), enclosed are seven (7) additional copies of this letter. For the convenience of the Staff, we have also enclosed copies of the previous no-action letters cited herein. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

ANDREWS KURTH LLP

Quentin Collin Faust

Quentin Collin Faust

cc: J. David Washburn, Esq.
Mark S. Solomon, Esq.
Renée Kingsley, Esq.

Enclosures